Exhibit 99.1

Sprott Asset Management Enters Agreement with North Shore Indices, Inc. to

Acquire Licensing Rights to the Index Tracked by the North Shore Global

Uranium Mining ETF

TORONTO, November 4, 2021 - Sprott Inc. (“Sprott”) (NYSE/TSX: SII) announced today that Sprott Asset Management LP (“Sprott Asset Management”), a wholly-owned subsidiary of Sprott, has entered into a definitive agreement (the “Agreement”) with North Shore Indices, Inc. to acquire an exclusive licence to use the North Shore Global Uranium Mining Index (the “Index”), the performance of which the North Shore Global Uranium Mining ETF (“URNM”), a series of Exchange Traded Concepts Trust (the “Trust”), seeks to track.

In connection with the Agreement, and subject to the approval of a reorganization by both the Board of Trustees of the Trust and shareholders of URNM, it is anticipated that URNM would be reorganized into a newly created series of the Sprott Funds Trust, the Sprott Uranium Miners ETF, which series will be advised by Sprott Asset Management and sub-advised by ALPS Advisors, Inc. Assuming the transaction is approved by the Board of Trustees of the Trust and the shareholders of URNM, the reorganization is expected to close in the first quarter of 2022.

“We believe we are in the early stages of a uranium bull market and URNM is a perfect complement to the Sprott Physical Uranium Trust (“SPUT”), which is the world’s largest physical uranium fund,” said John Ciampaglia, CEO of Sprott Asset Management. “URNM is the only US-listed pure-play uranium equities ETF and we look forward to providing investors with two compelling options to invest in the sector.”

Fund Reorganization Information

Pursuant to an agreement and plan of reorganization, upon completion of the proposed fund reorganization, each shareholder of URNM would become a shareholder of the Sprott Uranium Miners ETF. The Sprott Uranium Miners ETF’s investment objective, principal investment strategies, and fundamental and non-fundamental policies will be substantially similar to those of URNM. A definitive registration statement containing a proxy statement/prospectus, as well as the agreement and plan of reorganization, related to soliciting approval by the shareholders of URNM is expected to be filed with the Securities and Exchange Commission (“SEC”) in December 2021 or sooner.

A Registration Statement for the Sprott Uranium Miners ETF has been filed with the SEC but is not yet effective. Information contained herein is subject to completion or amendment. Fund securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective.

Investors and shareholders of URNM are urged to the read the proxy statement/prospectus filed with the SEC carefully and in its entirety when it becomes available because it will contain important information about the fund reorganization. The proxy statement/prospectus will not constitute an offer to buy or sell securities in any jurisdiction where such offer or sale is not permitted. Shareholders may obtain a free copy of the proxy statement/prospectus (when it becomes available) at the SEC’s web site at www.sec.gov.

This information shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is also not intended to solicit a proxy from any shareholder of URNM. The solicitation of the purchase or sale of securities or of proxies to effect the fund reorganization will only be made by a definitive proxy statement/prospectus.

Investors should consider a fund’s investment objectives, risks, charges and expenses before investing. The prospectus and the summary prospectus contain this and other information about the fund. To obtain a prospectus or a summary prospectus of a series of the Sprott Funds Trust, contact your financial advisor or download and/or request one at https://sprott.com/investment-strategies/mining-equity-funds/ or call Sprott Asset Management at 888.622.1813; the prospectus and summary prospectus for URNM can be obtained from your financial advisor, by calling 877-URNM-ETF (876-6383), or at https://urnmetf.com/investor-materials. Please read the prospectus and/or summary prospectus carefully before investing. Past performance is no guarantee of future results.

URNM is advised by Exchange Traded Concepts, LLC (“ETC”) and distributed by SEI Investments Distribution Co., FINRA Member, (1 Freedom Valley Drive, Oaks, PA 19456), which is not affiliated with ETC, North Shore Indices, Inc. or any affiliates. Investments in URNM are not insured by the FDIC or any other governmental agency, are subject to risks, including a possible loss of the principal amount invested. ALPS Distributors, Inc. will be the distributor for the Sprott Uranium Miners ETF and is a registered broker-dealer and FINRA Member.

Seward & Kissel LLP is serving as legal counsel to Sprott Asset Management. Thompson Hine LLP is serving as legal counsel to the Sprott Uranium Miners ETF.

About Sprott

Sprott is a global leader in precious metal and real asset investments. With offices in Toronto, New York and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol SII and Toronto Stock Exchange under the symbol SII. For more information, please visit www.sprott.com.

About ETC

Exchange Traded Concepts is a SEC Registered Investment Adviser specializing in Private Label ETFs. ETC helps clients launch passive and active ETFs under the Investment Company Act of 1940. ETC provides an efficient and cost-effective method to bring exchange-traded funds to market with the operational and regulatory experience necessary. ETC currently manages, advises, and sub-advises 51 ETFs with more than $8 billion in AUM and provides a full service turn key platform to launch and manage ETFs. Additional information can be found on ETC’s website, www.exchangetradedconcepts.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain information set forth in this press release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) under applicable securities laws, including, but not limited to, information relating to the potential completion of the proposed transaction involving the acquisition by Sprott Asset Management of certain assets relating to managing URNM and the related fund reorganization; the expected benefits of the transaction and the related fund organization, including with respect to anticipated timing for the closing of the transaction and the related fund reorganization; the satisfaction of closing conditions including, but not limited to, approval by the Board of Trustees of Exchange Traded Concepts Trust, by the Board of Trustees of Sprott Funds Trust and by the shareholders of URNM of a fund reorganization, other necessary regulatory or stock exchange approvals, and other customary conditions to closing, all of which are subject to risks, uncertainties and assumptions. Some of the forward-looking statements may be identified by words such as “will”, “estimates”, “expects” “anticipates”, “believes”, “projects”, “plans”, “capacity”, “hope”, “forecast”, “anticipate”, “could” and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties and assumptions. These risks, uncertainties and assumptions include, but are not limited to: the potential risk that the transaction and the related fund reorganization will not be approved by the Board of Trustees of Exchange Traded Concepts Trust, by the Board of Trustees of Sprott Funds Trust or by the shareholders of URNM; failure to, in a timely manner, or at all, obtain the other necessary approvals for the transaction and related fund reorganization; failure of the parties to otherwise satisfy the conditions to complete the transaction and related fund reorganization; the effect of the announcement of the transaction and related transaction on URNM generally; transaction costs; and other customary risks associated with transactions of this nature. As a consequence, actual results in the future may differ materially from any forward-looking statement, forecast or projection, whether expressed or implied. Therefore, forward-looking statements should be considered carefully and undue reliance should not be placed on them. Please note that forward-looking statements in this news release reflect expectations as of the date hereof, and thus are subject to change thereafter. Sprott disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and those matters identified in the Risk Factors section and elsewhere in the most recent annual information form and annual MD&A of Sprott, which are available under its profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Investor contact information:

Glen Williams

Managing Director

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com